April 5, 2012

Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	LML Payment Systems Inc. Form 10-K for the year ended March 31, 2011, filed June 16, 2011
 (File No. 000-13959)

Dear Ms. Thompson:

With this letter, LML Payment Systems Inc. (the “Corporation”) hereby responds to your comment letter dated March 26, 2012 regarding the above referenced annual report on Form 10-K.

Please see the responses to your comments described below:

Form 10-K for the Fiscal Year Ended March 31, 2011

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, page F-7

(l) Revenue Recognition, page F-9

1.
We note your response to comment 4 from our letter dated March 6, 2012.  Your response indicates that the amounts of one-time royalty payments for the license of your intellectual property are based on usage of the patent.  You also indicate that the agreements terminate on January 16, 2013.  Since the license provides the right to use your intellectual property over a specified period of time, please explain to us in more detail why you do not believe the license revenue should be recognized over this usage period.  Also, as previously requested, please explain to us why you believe revenue is the appropriate classification for all elements of these payments, including the release from litigation and covenant-not-to-sue provisions, as opposed to other income or some other classification.

1140 West Pender Street, Suite 1680, Vancouver,  BC  V6E 4G1
(604) 689-4440
Fax (604-689-4413

Jennifer Thompson – Accounting Branch Chief
Securities and Exchange Commission
April 5, 2012

Response

We reviewed the accounting standards and applicable guidance under Canadian Generally Accepted Accounting Principles (“GAAP”) which we note do not differ materially from US GAAP.  We then applied the facts and circumstances of our situation to the standards including the following:

i.)
delivery occurred  on the effective date of the licenses and since the License Agreements cover the duration of the legal life of the intellectual property, the attributes of the arrangement are similar to that of a product sale;

ii.)	all elements of the licenses were delivered as of the effective date of the License Agreements and no further deliverables were required of the licensor;

iii.)
all risks and rewards of ownership of the intellectual property were fully transferred to the licensees, with the licensees able to obtain the full benefit of the licenses to the intellectual property as of the effective date of the License Agreements;

iv.)
the licenses to the intellectual property are non-exclusive, similar to the non-exclusive nature of many software-licensing arrangements treated as product sales in accordance with the applicable accounting literature.  We believe this is an appropriate analogy given the specific nature of the Corporation’s intellectual property;

v.)	the consideration received for the licenses was fixed and non-refundable. There are no trailing royalties or other variable consideration present in the License Agreements.

vi.)	there are no refund, return or cancellation rights, no continuing performance obligations and no when-and-if available deliverables required to be provided by the licensor.

    As a result, we concluded that the License Agreements are similar in substance to a product sale and revenue should be recognized at the effective date of the License Agreements and not over a specified time or usage period.

We believe that revenue is the appropriate classification for all elements of the license payments, including the release from litigation and covenant-not-to-sue provisions, since the payments received from the License Agreements arise from activities representing the ongoing major or central operations of our wholly owned subsidiary, LML Patent Corp (“LMLPC”), on its own account, rather than incidental or peripheral transactions of that entity. The license agreements which LMLPC enters into with licensees typically contain these elements whether the licensees entered into license agreements with or without concurrent litigation.  LMLPC owns the assets that give rise to the associated revenue and these assets generate revenue in the form of these types of license agreements.

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Note 12. Commitments and Contingencies, page F-24

(c), page F-26

2.	We note your response to comment 5 from our letter dated March 6, 2012 and have the following additional comments.

•
Please further explain to us if any of the settlement payments from the previous litigation would have to be repaid if any of the patent claims were cancelled, or if other monetary penalties or fines could occur upon cancellation.  If so, please provide us with your assessment of the likelihood of these events as remote, reasonably possible, or probable to assist us in understanding your disclosure obligations related to this potential loss contingency.

•	Please expand your disclosure in future filings to clarify for your investors that the claims remain enforceable through the patent expiration date of January 16, 2013 unless cancelled.
•	Please further expand your disclosure in future filings to describe the anticipated impacts of this patent expiration on your business. If you do not expect any material impact, please explain why.

Response:

There are no payments of any kind that are received by LMLPC under the License Agreements that would require repayment if any of the patent claims were cancelled nor are there any forms of monetary penalties or fines that could occur upon cancellation of any patent claims.

We will continue to expand our disclosure in future filings and will include clarification that the claims remain valid through the patent expiration date unless cancelled.

We will expand our disclosure in future filings to describe the anticipated impacts of this patent expiration on our business.

LML hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments concerning the information disclosed in this response, please contact the undersigned or Richard Schulz, our Controller and Chief Accounting Officer at (604) 689-4440.

Sincerely,

/s/ Patrick H. Gaines

Patrick H. Gaines
Chief Executive Officer

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